UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDERR SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34870

HELIX BIOPHARMA CORP.
NYSE MKT LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

305 Industrial Parkway South, #3
Aurora, Ontario
Canada L4G 6X7
(905) 841-2300
(Address including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common shares, without par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17CFR240.12d2-2(a)(1)

[ ]	17CFR240.12d2-2(a)(2)

[ ]	17CFR240.12d2-2(a)(3)

[ ]	17CFR240.12d2-2(a)(4)

[ ]	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange[1]

[ X ]
Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Helix BioPharma Corp. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 9, 2012	By:	/s/ Photios (Frank) Michalargias	Chief Financial Officer
Date		Name: Photios (Frank) Michalargias	Title

_________________________________

1.  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.